Solar Wind Energy Tower, Inc.

1997 Annapolis Exchange Parkway, Suite 300,

Annapolis, Maryland 21401

October 6, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Solar Wind Energy Tower, Inc. (the “Company) Registration Statement on Form S-1 File No. 333-197574 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 pm on Wednesday, October 8, 2014, or as soon thereafter as is practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Solar Wind Energy Tower, Inc.

By: /s/ Ronald W. Pickett
Name: Ronald W. Pickett
Title: President, Chief Executive Officer and Director